Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

		Years ended December 31,
	2007	2006 Adjusted*	2005 Adjusted*	2004 Adjusted*
		(in million EUR, except ratios)
Earnings:
Income before taxes	3,077	3,971	2,796	2,441
Add: fixed charges	3,334	3,395	3,279	2,640

(A)	6,411	7,366	6,075	5,081

Fixed charges:
Interest	474	362	373	398
Interest on fixed annuities, investment contracts and savings accounts	2,860	3,033	2,906	2,242

	3,334	3,395	3,279	2,640
Dividend on preferred shares	112	85	80	79
Coupons on perpetual capital securities	235	204	192	129

(B)	3,681	3,684	3,551	2,848

Ratio: (A)/(B)	1.7	2.0	1.7	1.8
Ratio excluding interest on fixed annuities, investment contracts and savings accounts:	4.3	6.7	4.9	4.7

*	All information for 2006, 2005 and 2004 has been adjusted to reflect a change in accounting principles relating to guarantees in the Netherlands. Please refer to Note 18.2 for further information.

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